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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Allergan Specialty Therapeutics, Inc.

Title of Class of Securities: Class A Common Stock

CUSIP Number: 018494104



  (Date of Event Which Requires Filing of this Statement)

                      April 19, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 018494104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Lourde John Constable, d/b/a Constable Asset
         Management

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         0

6.  Shared Voting Power:

         439,000

7.  Sole Dispositive Power:

         0

8.  Shared Dispositive Power:

         439,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         439,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





                            -2-





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11. Percent of Class Represented by Amount in Row (9)

          13.41%

12. Type of Reporting Person

          IN












































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CUSIP Number: 018494104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Constable Partners, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          393,100

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          393,100

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          393,100

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





                            -4-





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11. Percent of Class Represented by Amount in Row (9)

          12.01%

12. Type of Reporting Person

          PN












































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This Schedule 13G is being filed to report that the
ownership of Lourde John Constable and Constable Partners, L.P. (together, the Reporting Persons") in the Class A Callable Common Stock, $.01 par value per share (the "Shares") of Allergan Specialty Therapeutics, Inc. (the "Issuer") is being switched from Schedule 13D to Schedule 13G. The reason for this change is that the Reporting Persons filed a Schedule 13D and a Schedule 13 Amendment No. 1 on April 27, 1998, and October 16, 1998 respectively, prior to the enactment of the legislation authorizing filing for passive investors on Schedule 13G. The changes in the Reporting Persons' position in the Issuer's Shares during February, 2000 has prompted a filing and presented the first appropriate opportunity to switch schedules. This Schedule 13G is also being filed to report that amount of ownership of the Reporting Persons has changed from 14.5% and 9.97% respectively, to 13.41% and 12.01%, respectively of the Shares outstanding.

Item 1(a) Name of Issuer:  Allergan Specialty Therapeutics,
          Inc.

      (b) Address of Issuer's Principal Executive Offices:

          2525 Dupont Drive
          Irvine, CA  92612

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Lourde John Constable, d/b/a Constable Asset
          Management
          Constable Partners, L.P.
          5 Radnor Corp. Center
          100 Matsonford Rd.
          Suite #520
          Radnor, Pennsylvania 19087

          Mr. Constable - United States citizen

          Constable Partners, L.P. - Delaware limited partnership

    (d)   Title of Class of Securities:  Class A Common
          Stock

    (e)   CUSIP Number: 018494104



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Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  John Constable -
             439,000; Constable Partners, L.P. - 393,100

         (b) Percent of Class:  John Constable - 13.41%;
             Constable Partners, L.P. - 12.01%




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         (c) John Constable  - 439,000 shares with shared
             power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 439,000 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             Constable Partners, L.P. - 393,100 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 393,100 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of




































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Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A




























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Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
                                 General Partner

                                 /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable


May 1, 2000






















                               10
02414001.AC9





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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

May 1, 2000 relating to the Class A Common Stock of Allergan

Specialties Therapeutics, Inc. shall be filed on behalf of

the undersigned.


                               CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
                                 General Partner

                                 /s/ Lourde John Constable
                                 _____________________________
                                 Lourde John Constable
























02414001.AC9